EXHIBIT 99.1

TeliaSonera and WM-data Sign Agreement for IP Communication and Outsourcing Assignments in the Nordic and Baltic Regions

STOCKHOLM, Sweden, Sept. 5, 2005 (PRIMEZONE) -- TeliaSonera Sweden and WM-data signed a five-year agreement valued at SEK 140 million. According to the agreement, TeliaSonera will upgrade parts of WM-data's existing WAN network to TeliaSonera's IPVPN-based WAN network, which supports flexible IP-based communication services. TeliaSonera will also become a subcontractor in WM-data's outsourcing assignments in the Nordic and Baltic regions.

The agreement is today valued at SEK 140 million and will increase in value as WM-data expands its outsourcing operations. During the agreement period, parts of WM-data's WAN network will be converted to TeliaSonera's IPVPN-based WAN network, which supports advanced data communication services.

"More companies are discovering the benefits of going over to an IPVPN platform, which supports modern, flexible IP-based services, which in turn both simplifies and improves the efficiency of a company's communication solutions. TeliaSonera is a market leader within this technology. The fact that WM-data, which is one of the market's largest suppliers of IT services, has chosen TeliaSonera as a cooperating partner is evidence of our expertise," says Dan Stromberg, manager of Global Accounts, TeliaSonera.

The agreement also means that TeliaSonera will be an important partner for WM-data in existing and future outsourcing assignments in the Nordic and Baltic regions. Both companies are convinced that an exchange of services will further strengthen their positions in their respective markets.

"WM-data continuously develops new technology in order to offer market-leading services that fulfill our customers' needs. TeliaSonera is a successful supplier with a strong service portfolio. By cooperating, we will strengthen our competitiveness in the future," says Stefan Gardefjord, manager of WM-data in Sweden.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004, TeliaSonera had 15,411,000 mobile customers (51,359,000 including partly owned companies), 8,312,00 fixed voice customers (8,943,000 including partly owned companies) and 2,017,000 Internet customers (2,056,000 including partly owned companies). TeliaSonera also has operations via partly owned companies in Russia, Turkey and Eurasia. The TeliaSonera share is listed on the Stockholm Stock Exchange and Helsinki Stock Exchange. Pro forma sales January-December 2004 totaled SEK 81.9 billion (EUR 9.08 billion) and the number of employees was 29,082.

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CONTACT:  TeliaSonera
          Dan Stromberg, Senior Vice President,
          Responsible for Corporate Global Account Management
          tel. 020-77 58 30